CHANGE OF CORPORATE NAME

Buenos Aires, April 3, 2003. Perez Companc S.A. (Buenos Aires: PC NYSE: PC) announces that on the date hereof, the Board of Directors of the Company and the Board of Directors of its controlled company Pecom Energía S.A. resolved to submit to the consideration of their respective Shareholders' General Meetings to be held on April 4, 2003, the change of the corporate name Perez Companc S.A. for Petrobras Energía Participaciones S.A., and Pecom Energía S.A. for Petrobras Energía S.A.

Such changes are subject to, and will become effective upon, the approval by the Argentine Antitrust Committee (Comisión Nacional de Defensa de la Competencia) of the purchase by Petrobras Participacoes LS of the majority of the shares of stock of Perez Companc. Such governmental agency has not rendered a decision yet.